Exhibit 21.1

BRIGHTSPIRE CAPITAL, INC.
LIST OF SIGNIFICANT SUBSIDIARIES

State or Jurisdiction of
Subsidiary Name	Formation
BrightSpire Capital Advisors, LLC	Delaware
BrightSpire Capital Mortgage Corporation, LLC	Delaware
BrightSpire Capital Mortgage Parent, LLC	Delaware
BrightSpire Capital Mortgage Sub-REIT, LLC	Delaware
BrightSpire Capital Operating Company, LLC	Delaware
BrightSpire Capital RE Corporation, LLC	Delaware
BrightSpire Capital RE Holdco, LLC	Delaware
BrightSpire Capital US, LLC	Delaware
BRSP 2021-FL1 DRE, LLC	Delaware
BRSP 2021-FL1, Ltd.	Cayman Islands
Century Mezz NT-II, LLC	Delaware
CLNC 2019-FL1, DRE, LLC	Delaware
CLNC 2019-FL1, Ltd.	Cayman Islands
CLNC Alberts, LLC	Delaware
CLNC Fibonacci, LLC	Delaware
CLNC ML Vista Canyon, LLC	Delaware
ColCredit Oceanside, LLC	Delaware
ColFin Fair Austin Investor, LLC	Delaware
Mid-South Industrial Holdings NT-II, LLC	Delaware
NorthStar Real Estate Income Trust Operating Partnership, LLC	Delaware
NorthStar Real Estate Operating Partnership II, LLC	Delaware